EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

March 17, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd

Re: Immediate supplementary report – Debt Issuance

Further to the Company’s immediate report of January 15, 2018 regarding the Company’s debt issuance, by receiving commitments for a future issuance of Debentures (Series 9) and by receiving a private loan from a banking institution, an additional debt issuance by means of a private loan from an institutional body in the amount of NIS 320 million is being disclosed, on terms similar to the private loan from the banking institution described in the original report, including a loan duration of 6.7 years and a fixed annual interest rate of 3.2%.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.